SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July, 2015

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	C	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding certain matters relating to the operational statistics for the first half of 2015 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on July 21, 2015.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Voluntary Announcement in relation to the Operational Statistics for the first half of 2015

This is an announcement voluntarily made by China Petroleum & Chemical Corporation (the “Company”) in connection with certain matters relating to the operational statistics for the first half of 2015 of the Company.

The Board of Directors of the Company and its directors warrant that there are no material omissions, misrepresentations or misleading statements contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

Operational Statistics for the first half of 2015

Production	Unit	1H 2015	1H 2014	Change %
Oil and gas	mmboe	232.76	237.01	(1.79)
Crude Oil*	mmbbls	173.88	177.88	(2.25)
China	mmbbls	147.47	154.15	(4.33)
Overseas	mmbbls	26.41	23.73	11.29
Natural Gas**	bcf	353.26	354.80	(0.43)

Refinery Throughput***	Million tonnes	118.89	115.81	2.66
Gasoline	Million tonnes	27.02	24.94	8.34
Diesel	Million tonnes	35.82	36.67	(2.32)
Kerosene incl. Jet Fuel	Million tonnes	11.90	10.01	18.88
Light Chemical Feedstock	Million tonnes	19.14	19.96	(4.11)

Production	Unit	1H 2015	1H 2014	Change %
Ethylene	’000 tonnes	5,457	5,084	7.34
Synthetic Resins	’000 tonnes	7,476	6,965	7.34
Synthetic Fibers	’000 tonnes	638	646	(1.24)
Synthetic Rubbers	’000 tonnes	453	483	(6.21)

Total Domestic Sales Volume of Refined Oil Products	Million tonnes	83.92	81.04	3.55
Retail	Million tonnes	58.19	56.55	2.90
Direct sales & Distribution	Million tonnes	25.73	24.49	5.06

Important Notice: The production data for the first half of 2015 as listed in the above table are based on our current statistical survey, which are not audited. The Company will release its audited production data in its interim report, which may be different from, and in such cases shall replace, the above.

Conversion ratio:

*    Domestic crude is converted at 1 tonne =7.10 barrels, overseas crude 1 tonne =7.20 barrels

**   1 cubic meter = 35.31 cubic feet

***  1 tonne = 7.35 barrels

Note: The above table includes 100% of the production from domestic JVs.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

21 July 2015

As at the date of this announcement, directors of Sinopec Corp. are: Wang Yupu*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Zhang Haichao#, Jiao Fangzheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

#  Executive Director
*  Non-executive Director
+  Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng

Name:	Huang Wensheng

Title:	Secretary to the Board of Directors

Date: July 22, 2015